Kenne Ruan, CPA, P.C. Phone: (203) 824-0441 Fax: (203) 413-6486

40 Hemlock Hollow Road, Woodbridge, CT 06525 Email: kruancpa@gmail.com

August 19, 2014

Andrew Chien, Chief Executive Officer

China Bull Management Inc.

665 Ellsworth Ave

New Haven, CT 06511

Dear Mr. Andrew Chien,

Effective today, August 19, 2014, we will cease our services as your accountants. We have reached this decision reluctantly and after substantial deliberation.

To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company’s affairs.

We look forward to helping you make a smooth transition with your new accountants.

Very truly yours,

/s/Kenne Ruan, CPA, P.C.

Cc: Office of the Chief Accountant, Securities and Exchange Commission